

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

September 25, 2008

<u>via U.S. mail and facsimile</u>

Timothy C. Coxson, CFO
Avalon Holdings Corporation
One American Way
Warren, Ohio 44484-5555

> **RE:** **Avalon Holdings Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2007**
> **Filed March 20, 2008**
> **Forms 10-Q for the Fiscal Quarters Ended March 31, 2008 and**
> **June 30, 2008**
> **File No. 1-14105**

Dear Mr. Coxson:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

If you have any further questions regarding our review of your filings, please direct them to Tracey Houser, Staff Accountant, at (202) 551-3736, or in her absence, me at (202) 551-3355.

Sincerely,

Terence O'Brien
Accounting Branch Chief